SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A

(RULE 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5 – Final Amendment)

LANDAIR CORPORATION

(Name of Issuer)

LANDAIR CORPORATION

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

514757103

(CUSIP Number of Class of Securities)

Matthew J. Jewell
Landair Corporation
430 Airport Road
Greeneville, Tennessee 37745
(423) 783-1300

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications On Behalf of the Person(s) Filing Statement)

With a Copy to:
Leigh Walton
Bass, Berry & Sims PLC
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
(615) 742-6200

     This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:   ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$27,650,480	$5,500

*	Estimated for purposes of calculating filing fee only. Calculated as the product of $13.00, the per share tender offer price for all of the outstanding shares of common stock of Landair Corporation, and 2,126,960, the number of outstanding shares sought in the offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of the cash offered by Messrs. Niswonger and Tweed and Landair Acquisition Corporation for such number of shares of Landair common stock.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,500	Filing Party:	Scott M. Niswonger John A. Tweed Landair Acquisition Corporation

Form or Registration No.: 005-54679	Date Filed:	December 23, 2002

INTRODUCTION

     This Amendment No. 5 (this “Final Amendment”) amends the Rule 13e-3 Transaction Statement on Schedule 13E-3 initially filed by Landair Corporation, a Tennessee corporation (“Landair”), with the Securities and Exchange Commission (the “SEC”) on January 9, 2003, as amended on January 13, 2003, January 22, 2003 and January 24, 2003 (the “Schedule 13E-3”). The Schedule 13E-3 and this Final Amendment relate to the tender offer by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation (“Purchasers”), to purchase all of the outstanding shares of common stock, par value $.01 per share (the “Shares”), at a purchase price of $13.00 per share, net to the Seller in cash (the “Offer Price”) on the terms and subject to the conditions set forth in the offer to purchase dated December 23, 2002, as amended on January 13, 2003, January 16, 2003, January 17, 2003, January 21, 2003 and January 24, 2003 (the “Offer to Purchase”) and the related Letter of Transmittal (which together constitute the “Offer”). This Final Amendment is being filed on behalf of Landair. Capitalized terms used and not defined herein shall have the meaning assigned to such terms in the Schedule 13E-3.

     The purpose of this Final Amendment is to report the results of the tender offer and short form merger pursuant to Rule 13e-3(d)(3).

     ITEMS 1 through 15.

     Items 1 through 15 are hereby amended and supplemented by including the following:

     The Offer expired at 12:00 midnight, Eastern Standard Time, on Thursday, January 23, 2003. Based upon information provided by the Depositary, 1,923,077 Shares were tendered pursuant to the offer and not withdrawn (including Shares tendered pursuant to a guarantee of delivery). Such tendered Shares, together with Shares owned by the Purchasers, represented approximately 97% of the Shares outstanding. The Purchasers accepted such tendered Shares and made payment to the Depositary. On February 28, 2003, Landair was merged (to be effective at 12:01 a.m., Central Standard Time, on March 1, 2003) with and into Landair Acquisition Corporation (the “Merger”) with Landair Acquisition Corporation continuing as the surviving corporation after the Merger. At the effective time of the Merger, each outstanding Share of Landair common stock (except for Shares owned by the Purchasers or stockholders exercising dissenters’ rights) was cancelled and converted into the right to receive $13.00 per Share in cash, without interest thereon.

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SIGNATURE PAGE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LANDAIR CORPORATION

Dated: February 28, 2003	By:	/s/ Matthew J. Jewell

Name: Matthew J. Jewell Title: General Counsel

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